Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated February 12, 2026 relating to the Common Stock, par value $0.001 per share, of Republic Airways Holdings Inc. shall be filed on behalf of the undersigned.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C. By: /s/ Jon R. Bauer
Name: Jon R. Bauer
Title: Managing Member

JON R. BAUER By: /s/ Jon R. Bauer